

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Louay Khatib
Chief Accounting Officer
BrightView Holdings, Inc.
980 Jolly Road
Blue Bell, PA 19422

> **Re: BrightView Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2020**
> **Filed on November 18, 2020**
> **File Number 001-38579**

Dear Mr. Khatib:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences